EXHIBIT 4.5

RICE MIDSTREAM PARTNERS LP

2014 LONG TERM INCENTIVE PLAN

FORM OF

PHANTOM UNIT AGREEMENT

(Cash Settled)

This Phantom Unit Agreement (this “Agreement”) is made and entered into by and between Rice Midstream Management LLC, a Delaware limited liability company (the “General Partner”), and                      (the “Service Provider”). This Agreement is effective as of the              day of             , 20     (the “Date of Grant”). Capitalized terms used in this Agreement but not otherwise defined herein shall have the meanings ascribed to such terms in the Plan (as defined below), unless the context requires otherwise.

W I T N E S S E T H:

WHEREAS, Rice Midstream Partners LP, a Delaware partnership (the “Partnership”), acting through the Board of Directors of the General Partner (the “Board”), has adopted the Rice Midstream Partners LP 2014 Long Term Incentive Plan (the “Plan”) to, among other things, attract, retain and motivate certain employees and directors of the Partnership, the General Partner and their respective Affiliates (collectively, the “Partnership Entities”); and

WHEREAS, the Board has authorized the grant of Phantom Units of the Partnership to directors, employees, consultants, and other service providers as part of their compensation for services provided to the Partnership Entities.

NOW, THEREFORE, in consideration of the Service Provider’s agreement to provide or to continue providing services, the Service Provider and the General Partner agree as follows:

1. Grant of Phantom Units. The General Partner hereby grants to the Service Provider                      Phantom Units, subject to all of the terms and conditions set forth in the Plan and in this Agreement, including without limitation, those restrictions described in Section 4, whereby each Phantom Unit represents the right to receive a cash payment equal to the Fair Market Value of one Unit of the Partnership on the vesting date (each, a “Phantom Unit”).

2. Phantom Unit Account. The General Partner shall establish and maintain a bookkeeping account on its records for the Service Provider (a “Phantom Unit Account”) and shall record in such Phantom Unit Account: (a) the number of Phantom Units granted to the Service Provider and (b) the amount deliverable to the Service Provider at settlement on account of Phantom Units that have vested. The Service Provider shall not have any interest in any fund or specific assets of the Partnership by reason of this Award or the Phantom Unit Account established for the Service Provider.

3. Rights of Service Provider. No Units shall be issued to the Service Provider and the Service Provider shall not be, nor have any of the rights and privileges of, a unitholder or limited partner of the Partnership with respect to any Phantom Units recorded in the Phantom Unit Account. The Service Provider shall have no voting rights with respect to the Phantom Units and shall not receive, nor have any future rights to, any distributions paid upon Units as a result of the grant, holding, or settlement of the Phantom Units granted under this Agreement.

4. Vesting of Phantom Units. The Phantom Units are restricted in that they may be forfeited by the Service Provider and in that they may not, except as otherwise provided in the Plan, be transferred or otherwise disposed of by the Service Provider. Subject to the terms and conditions of this Agreement, the forfeiture restrictions on the Phantom Units shall lapse, and the Phantom Units shall vest as follows:                      ; provided, however, that such restrictions will lapse, and the Phantom Units shall vest in accordance with the foregoing provision only if the Service Provider has continuously provided services to the Partnership Entities from the Date of Grant until the date of vesting.

5. Separation from Service. If the Service Provider experiences a separation from service with the Partnership Entities for any reason prior to the date all Phantom Units have vested in accordance with Section 4 above, then all Phantom Units granted pursuant to this Agreement that have not yet vested shall become null and void as of the date of such separation from service.

6. Settlement Date; Manner of Settlement. The date or dates upon which the cash payment related to the Service Provider’s Phantom Units is delivered (also known as the settlement date), will be as soon as reasonably practicable after the date or dates on which the restrictions on such Phantom Units expire as provided in Section 4 of this Agreement (but in no event later than March 15 of the year following the calendar year in which the restrictions on the Phantom Units expire as provided in Section 4). The value of the fractional Phantom Units shall equal the percentage of a Unit represented by a fractional Phantom Unit multiplied by the Fair Market Value of the Unit.

7. Limitations on Transfer. The Service Provider agrees that he or she shall not dispose of (meaning, without limitation, sell, transfer, pledge, exchange, hypothecate or otherwise dispose of) any Phantom Units prior to the date the Phantom Units are vested and paid. Any attempted disposition of the Phantom Units in violation of the preceding sentence shall be null and void and the Restricted Units that the Service Provider attempted to dispose of shall be forfeited.

8. Adjustment. The number of Phantom Units granted to the Service Provider pursuant to this Agreement shall be adjusted to reflect distributions of the Partnership paid in units, unit splits or other changes in the capital structure of the Partnership, all in accordance with the Plan. All provisions of this Agreement shall be applicable to such new or additional or different units or securities distributed or issued pursuant to the Plan to the same extent that such provisions are applicable to the units with respect to which they were distributed or issued.

9. Copy of Plan. By the execution of this Agreement, the Service Provider acknowledges receipt of a copy of the Plan. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any applicable law, then such provision will be deemed to be modified to the minimum extent necessary to render it legal, valid and enforceable; and if such provision cannot be so modified, then this Agreement will be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties will be construed and enforced accordingly.

10. Notices. Whenever any notice is required or permitted hereunder, such notice must be in writing and personally delivered or sent by mail. Any such notice required or permitted to be delivered hereunder shall be deemed to be delivered on the date on which it is personally delivered or, whether actually received or not, on the third business day (on which banking institutions in the Commonwealth of Pennsylvania are open) after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address which such person has theretofore specified by written notice delivered in accordance herewith. The General Partner or the Service Provider may change at any time and from time to time by written notice to the other, the address which it or he previously specified for receiving notices. The General Partner and the Service Provider agree that any notices shall be given to the General Partner or to the Service Provider at the following addresses:

General Partner:	Rice Midstream Management LLC Attn: General Counsel 400 Woodliff Drive Canonsburg, Pennsylvania 15317

Service Provider:	At the Service Provider’s current address as shown in the General Partner’s records.

11. General Provisions.

(a) Administration. This Agreement shall at all times be subject to the terms and conditions of the Plan. The Committee shall have sole and complete discretion with respect to all matters reserved to it by the Plan and decisions of a majority of the Committee with respect thereto and with respect to this Agreement shall be final and binding upon the Service Provider and the General Partner. In the event of any conflict between the terms and conditions of this Agreement and the Plan, the provisions of the Plan shall control.

(b) No Effect on Service. Nothing in this Agreement or in the Plan shall be construed as giving the Service Provider the right to be retained in the employ or service of the Partnership Entities. Furthermore, the Partnership Entities may at any time terminate the service relationship with the Service Provider free from any liability or any claim under the Plan or this Agreement, unless otherwise expressly provided in the Plan, this Agreement or other written agreement.

(c) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflicts of law principles thereof.

(d) Amendments. This Agreement may be amended only by a written agreement executed by the General Partner and the Service Provider, except that the Committee may unilaterally waive any conditions or rights under, amend any terms of, or alter this Agreement provided no such change (other than pursuant to Section 7(b), 7(c), 7(d), 7(e), or 7(g) of the Plan) materially reduces the rights or benefits of the Service Provider with respect to the Phantom Units without his consent.

(e) Binding Effect. This Agreement shall be binding upon and inure to the benefit of any successor or successors of the General Partner or the Partnership and upon any person lawfully claiming under the Service Provider.

(f) Entire Agreement. This Agreement and the Plan constitute the entire agreement of the parties with regard to this subject matter hereof, and contain all the covenants, promises, representations, warranties and agreements between the parties with respect to the Phantom Units granted hereby. Without limiting the scope of the preceding sentence, all prior understandings and agreements, if any, among the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect.

(g) No Liability for Good Faith Determinations. Neither the Partnership Entities nor the members of the Committee and the Board shall be liable for any act, omission or determination taken or made in good faith with respect to this Agreement or the Phantom Units granted hereunder.

(h) No Guarantee of Interests. The Board and the Partnership Entities do not guarantee the value of the Phantom Units from loss or depreciation.

(i) Tax Withholding. To the extent that the vesting of a Phantom Unit results in the receipt of compensation by the Service Provider with respect to which any of the Partnership Entities has a tax withholding obligation pursuant to applicable law, unless other arrangements have been made by the Service Provider that are acceptable to such Partnership Entity, the Service Provider shall deliver to the Partnership Entity such amount of money as the Partnership Entity may require to meet its withholding obligations under applicable law. No settlement of Phantom Units shall be made pursuant to this Agreement until the Service Provider has paid or made arrangements approved by the Partnership Entity to satisfy in full the applicable tax withholding requirements of the Partnership Entity with respect to such event.

(k) Severability. If any provision of this Agreement is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions hereof, but such provision shall be fully severable and this Agreement shall be construed and enforced as if the illegal or invalid provision had never been included herein.

(l) Headings. The titles and headings of Sections are included for convenience of reference only and are not to be considered in construction of the provisions hereof.

(m) Gender. Words used in the masculine shall apply to the feminine where applicable, and wherever the context of this Agreement dictates, the plural shall be read as the singular and the singular as the plural.

(n) Clawback. Notwithstanding any provisions in the Plan or this Agreement to the contrary, any portion of the payments and benefits provided under this Agreement shall be subject to a clawback or other recovery by the Partnership Entities to the extent necessary to comply with applicable law including, without limitation, the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 or any SEC rule.

(o) Consent to Electronic Delivery; Electronic Signature. In lieu of receiving documents in paper format, the Service Provider agrees, to the fullest extent permitted by law, to accept electronic delivery of any documents that the Partnership may be required to deliver (including, without limitation, prospectuses, prospectus supplements, grant or award notifications and agreements, account statements, annual and quarterly reports, and all other forms of communications) in connection with this and any other award made or offered by the Partnership. Electronic delivery may be via a Partnership electronic mail system or by reference to a location on a Partnership intranet to which the Service Provider has access. The Service Provider hereby consents to any and all procedures the Partnership has established or may establish for an electronic signature system for delivery and acceptance of any such documents that the Partnership may be required to deliver, and agrees that his or her electronic signature is the same as, and shall have the same force and effect as, his or her manual signature.

[Signature Page Follows]

IN WITNESS WHEREOF, the General Partner has caused this Agreement to be executed by its officer thereunto duly authorized, and the Service Provider has set his hand as to the date and year first above written.

RICE MIDSTREAM MANAGEMENT LLC

By:
Name:
Title:

Service Provider